November 5, 2024

Bhaskar Rao
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington , Kentucky 40511

       Re: Tempur Sealy International, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-31922
Dear Bhaskar Rao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Information, page 26

1. We note you present non-GAAP financial measures that include an adjustment for operating start-up costs related to the capacity expansion of your manufacturing and distribution facilities in the U.S. during 2023. Please explain how you concluded that these costs are not normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. Tell us your consideration of the guidance in Question
100.01 of the
       Non-GAAP C&DI.

2. With regard to the fair value remeasurement adjustment, please more fully describe the nature of the adjustment. As part of your detailed description, explain what is the product innovation initiative and the related strategic investment, disclose how was the fair value of the investment measured and remeasured, and why you believe the adjustment for this item is appropriate and useful information to investors.
 November 5, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing